FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

TECHNOPRISES LTD.
(formerly known as BVR Technologies Ltd.)

(Translation of Registrant’s name into English)

Raoul Wallenberg 12, Ramat Hachayal, Tel Aviv 69719 Israel

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F |X|	Form 40-F |_|

     On September 13, 2004, Technoprises Ltd., an Israeli corporation (the “Company”) held an annual general meeting of its shareholders. All of the proposals submitted to the shareholders were approved by the requisite votes. Information concerning the matters voted upon at the meeting may be found in the proxy material for the meeting which was mailed to shareholders. A copy of the proxy material was furnished to the SEC under cover of Form 6-K on September 8, 2004.

[Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNOPRISES LTD.
(Registrant)

By:	/s/ Adam Ofek

Adam Ofek President

Dated: September 21, 2004